UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 18, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: November 18, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 18, 2009

Earning Release

ELBIT SYSTEMS REPORTS

THIRD QUARTER 2009 RESULTS

Revenues increased by 9.1% YoY to $732.5 million;

Net income increased by 63.7% YoY to $58.3 million;

Diluted net earnings per share increased by 62.7% to $1.35

Haifa, Israel, November 18, 2009 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, today reported its consolidated financial results for the third quarter ended September 30, 2009.

Revenues increased by 9.1% to $732.5 million in the third quarter of 2009, as compared to $671.2 million in the third quarter of 2008. The Company’s revenues in the Electro-optics area of operations increased in the third quarter of 2009 compared with that of the third quarter of 2008, mainly as a result of increased sales of night vision equipment.

Gross profit increased by 8.9% to $217.3 million (29.7% of revenues)in the third quarter of 2009, as compared with gross profit of $199.5 million (29.7% of revenues) in the third quarter of 2008.

Net research and development (“R&D”) expenses were $56 million (7.6% of revenues) in the third quarter of 2009, as compared to $45 million (6.7% of revenues) in the third quarter of 2008. The higher level of R&D expenses in the third quarter of 2009 reflected increased efforts on development and adaptations of products and systems to market requirements.

Marketing and selling expenses were $67.1 million (9.2% of revenues) in the third quarter of 2009, as compared to $50.3 million (7.5% of revenues) in the third quarter of 2008. The increased level of marketing and selling expenses in the quarter reflected enhanced efforts by the Company in pursuit of a wide range of business opportunities in various markets.

General and administrative (“G&A”) expenses were $28.5 million (3.9% of revenues) in the third quarter of 2009, as compared to $25.8 million (3.9% of revenues) in the third quarter of 2008.

Net financial expenses were $0.6 million in the third quarter of 2009, as compared to $16.1 million in the third quarter of 2008. The decrease in 2009 was affected by the Company’s hedging activity, which reduced the Company’s exposure to changes in the value of U.S. Dollar versus the Israeli Shekel, as well as by decreased interest rates in the market. Since our reporting currency is the U.S. Dollar, the weakening of the U.S, Dollar against the Israeli Shekel negatively impacted the Company’s gross and operating income; however, it also increased the value of the Company’s currency hedge derivatives in Israeli Shekels. Net financial expenses in the third quarter of 2008 included the impact of a write-off related to Auction Rate Securities (“ARS”) in the amount of approximately $6 million.

Taxes on income were $11.4 million (effective tax rate of 17.6%) in the third quarter of 2009, as compared to taxes on income of $16.4 million (effective tax rate of 26.3%) in the third quarter of 2008. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company’s entities generate taxable income.

Earning Release

Equity in net earnings of affiliated companies and partnership increased in the third quarter of 2009 to $6.2 million (0.8% of revenues), as compared to $2.1 million (0.3% of revenues) in the third quarter of 2008. This was a result of both growth in revenues and operational improvements in those entities.

Net income attributable to non-controlling interests was $1.4 million in the third quarter of 2009, as compared to $12.4 million in the third quarter of 2008. The decrease in net income attributable to non-controlling interests was mainly a result of the Company’s purchase during the second quarter of 2009 of the remaining 49% of Kinetics Ltd.’s shares, making Kinetics a wholly-owned subsidiary.

Net income attributable to the Company’s ordinary shareholders increased inthe third quarter of 2009 by 63.7% to $58.3 million (8.0% of revenues), as compared with $35.6 million (5.3% of revenues) in the third quarter of 2008.

It should also be noted that according to ASC 810-10 “Consolidation”, which is applicable to the Company’s results starting from January 1, 2009, consolidated net income attributable to the Company’s ordinary shareholders is calculated after eliminating net income or loss attributable to non-controlling interests.

Diluted net earnings per share attributable to the Company’s ordinary shareholders were $1.35 for thethird quarter of 2009, as compared with $0.83 for thethird quarter of 2008, an increase of 62.7%.

The Company’s backlog of orders totaled $5,008 millionas of September 30, 2009, as compared with $5,030 million as of December 31, 2008. Approximately 66% of the current backlog is due to orders from outside Israel. Approximately 57% of the current backlog is scheduled to be performed during the remainder of 2009 and during 2010.

Operating cash flow was $127 millionin the nine months ended September 30, 2009, as compared to $112.9 million in the nine months ended September 30, 2008.

Management Comment:

“Our quarterly results reflect continued growth in sales and revenues,” commented Joseph Ackerman, President and CEO of Elbit Systems. “We continued our strategic process of enhancing our R&D activities, in order to bring to market a broad range of mature and operationally ready products and systems. This was in response to market demand for mature products and systems allowing for rapid deployment. We are seeing the fruits of our previous investments, which are strengthening our competitive position in our areas of activities.”

Mr. Ackerman continued, “We see emerging opportunities in existing and new markets. We have increased our sales and marketing efforts to capitalize on these opportunities through the realization of business and operational synergies among the companies we have acquired in recent years both in Israel and internationally. We believe these efforts will help us maintain our continued growth and technological leadership while achieving improved profitability in the years ahead.”

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the third quarterof 2009. The dividend’s record date is December 1, 2009, and the dividend will be paid on December 14, 2009, net of taxes and levies, at the rate of 16.03%.

Earning Release

Conference Call

The Company will host a conference call today, Wednesday, November 18, 2009, at 9:00am EST. On the call, management will review and discuss the Company’s third quarter 2009 results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. Please begin placing your call at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553

UK Dial-in Number: 0 800 917 9141

ISRAEL Dial-in Number: 03 918 0609

INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on the Company’s web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and the development of new technologies for defense, homeland security and commercial aviation applications.

Earning Release

Attachments:

Consolidated balance sheet

Consolidated statements of income

Condense consolidated statements of cash flow

Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact		IR Contact:
Joseph Gaspar, Executive VP & CFO		Ehud Helft / Kenny Green
Dalia Rosen, Head of Corporate Communications
Elbit Systems Ltd.		GK Investor Relations
Tel: +972-4 831-6663 Fax: +972-4-831-6944		Tel: 1 646 201 9246
E-mail:	j.gaspar@elbitsystems.com	E-mail:	info@gkir.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd., and/or its subsidiaries (collectively the “Company”), to the extent such statements do not relate to historical or current fact. Forward looking statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, the outcome of which is difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars)

	September 30	December 31
	2009	2008
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	154,529	204,670
Short term bank deposits	101,099	69,642
Available for sale marketable securities	26,464	3,731
Trade receivables, net	559,373	477,010
Other receivables and pre-paid expenses	170,900	203,990
Inventories, net of advances	600,509	644,107
Total current assets	1,612,874	1,603,150

Investment in affiliated companies and a partnership	84,486	62,300
Long-term deposits and marketable securities	38,628	34,355
Long-term receivables	5,699	6,390
Deferred income taxes	8,558	9,201
Severance pay fund	268,232	236,928
	405,603	349,174

Property and equipment, net	398,018	384,086
Goodwill and other intangible assets, net	580,700	594,283
Total assets	2,997,195	2,930,693

Liabilities and Shareholders’ Equity

Short-term bank credit and loans	833	15,413
Trade payables	286,287	340,315
Other payables and accrued expenses	528,272	468,224
Advances from customers, net	381,444	489,192
	1,196,836	1,313,144

Long-term loans	429,203	269,760
Accrued termination liability	351,487	332,236
Deferred income taxes	67,593	70,068
Advances from customers	108,296	115,470
Other long-term liabilities	35,058	29,707
	991,637	817,241

Elbit Systems Ltd.’s shareholders’ equity	787,559	723,833
Non-controlling interests(*)	21,163	76,475
Total shareholders’ equity	808,722	800,308
Total liabilities and shareholders’ equity	2,997,195	2,930,693

(*) The Company has adopted ASC 810-10 “Consolidation,” as of January 1, 2009. Pursuant to ASC 810-10, net income attributable to non-controlling interests is presented in the statement of income as part of consolidated net income and then shown on a separate line item as a reduction to arrive at net income attributable to Elbit Systems Ltd., which is the equivalent of “net income” presented in previous statements of income. Cumulative net income attributable to non-controlling interests is presented on the balance sheets as part of total shareholders’ equity and is shown on a separate line item. Total shareholders equity, net of the cumulative net income attributable to non-controling interests, represents the shareholders’ equity attributable to the company’s ordinary shareholders equity, which is the equivalent of “shareholders equity” presented in previous balance sheets.

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US Dollars, except for share and per share amounts)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2009	2008	2009	2008	2008
	Unaudited				Audited
Revenues	2,117,741	1,940,417	732,520	671,187	2,638,271
Cost of revenues	1,480,302	1,374,326	515,219	471,691	1,870,830
Gross profit	637,439	566,091	217,301	199,496	767,441

Operating expenses:
Research and development, net	154,910	121,109	56,022	44,985	184,984
Marketing and selling	191,561	156,395	67,096	50,336	198,274
General and administrative	86,805	101,766	28,519	25,842	134,182
Acquired IPR&D	—	—	—	—	1,000
Total operating expenses	433,276	379,270	151,637	121,163	518,440

Operating income	204,163	186,821	65,664	78,333	249,001

Financial expenses, net	(8,165)	(33,056)	(564)	(16,083)	(36,815)
Other income (expenses), net	(868)	4,230	(222)	17	94,294
Income before taxes on income	195,130	157,995	64,878	62,267	306,480
Taxes on income	37,696	28,089	11,448	16,405	54,367
	157,434	129,906	53,430	45,862	252,113

Equity in net earnings of affiliated companies and partnership	14,395	8,071	6,202	2,125	14,435
Consolidated net income	171,829	137,977	59,632	47,987	266,548

Less: net income attributable to non-controlling interests(*)	(10,598)	(39,073)	(1,377)	(12,391)	(62,372)
Net income attributable to Elbit Systems Ltd.	161,231	98,904	58,255	35,596	204,176

Earnings per share attributable to Elbit Systems Ltd.’s ordinary shareholders:
Basic net earnings per share	3.82	2.35	1.37	0.85	4.85
Diluted net earnings per share	3.76	2.31	1.35	0.83	4.78
Weighted average number of shares used in computation of basic earnings per share	42,241	42,073	42,426	42,078	42,075
Weighted average number of shares used in computation of diluted earnings per share	42,897	42,852	43,233	42,813	42,758

(*) The Company has adopted ASC 810-10 “Consolidation,” as of January 1, 2009. Pursuant to ASC 810-10, net income attributable to non-controlling interests is presented in the statement of income as part of consolidated net income and then shown on a separate line item as a reduction to arrive at net income attributable to Elbit Systems Ltd., which is the equivalent of “net income” presented in previous statements of income. Cumulative net income attributable to non-controlling interests is presented on the balance sheets as part of total shareholders’ equity and is shown on a separate line item. Total shareholders equity, net of the cumulative net income attributable to non-controling interests, represents the shareholders’ equity attributable to the company’s ordinary shareholders equity, which is the equivalent of “shareholders equity” presented in previous balance sheets.

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands of US Dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	161,231	98,904	204,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	93,189	95,256	129,437
Write-off impairment	—	—	10,514
Acquired IPR&D	—	—	1,000
Other-than-temporary impairment of available for sale marketable securities	—	8,236	17,885
Stock based compensation	3,839	3,766	5,067
Deferred income taxes and reserve	(4,824)	(5,715)	(8,488)
Severance, pension and termination indemnities, net	(13,203)	14,692	15,211
Gain on sale of property, plant and equipment	(468)	(152)	(1)
Minority interests in earnings (loss) of subsidiaries	10,598	39,073	62,372
Gain on sale of investments	(120)	—	(100,031)
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	(2,668)	1,718	(1,866)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and prepaid expenses	(41,871)	32,320	(39,698)
Decrease (increase) in inventories, net	44,913	(177,424)	(169,482)
Increase in trade payables, other payables and accrued expenses	(8,233)	103,589	120,734
Decrease in advances received from customers	(115,360)	(101,356)	(37,402)
Net cash provided by operating activities	127,023	112,907	209,428

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(78,054)	(103,391)	(129,241)
Acquisition of subsidiaries	(124,033)	(4,785)	(20,637)
Investments in affiliated companies	(21,794)	(811)	(4,001)
Proceeds from sale of property, plant and equipment	6,972	6,132	8,779
Proceeds from sale of investment	—	—	50,254
Investment in short-term bank deposits, net	(40,946)	(6,659)	(58,634)
Investment in long-term bank deposits, net	(11,272)	(7,054)	(18,227)
Net cash used in investing activities	(269,127)	(116,568)	(171,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	11,340	238	188
Repayment of long-term bank loans	(68,159)	(223,255)	(333,590)
Receipt of long-term bank loans	217,115	168,211	183,211
Dividends paid	(60,897)	(23,765)	(32,770)
Tax benefit in respect of options exercised	—	—	116
Change in short-term bank credit and loans, net	(7,436)	—	(13,008)
Net cash provided by (used in) financing activities	91,963	(78,571)	(195,853)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(50,141)	(82,232)	(158,132)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	204,670	362,802	362,802
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	154,529	280,570	204,670
* Dividend received	11,727	9,789	12,569

Earning Release

ELBIT SYSTEMS LTD.

DISTRIBUTION OF REVENUES

Consolidated revenues by areas of operation:

	Nine Months Ended				Three Months Ended
	September 30				September 30
	2009		2008		2009		2008
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	513.3	24.2	474.5	24.5	166.7	22.8	161.7	24.1
Land systems	384.4	18.2	432.0	22.2	132.2	18.1	122.7	18.3
C4ISR systems	819.7	38.7	714.3	36.8	289.6	39.5	297.8	44.3
Electro-optics	307.9	14.5	225.3	11.6	117.5	16.0	63.7	9.5
Other (mainly non-defense engineering and production services)	92.4	4.4	94.3	4.9	26.5	3.6	25.3	3.8
Total	2,117.7	100.0	1,940.4	100.0	732.5	100.0	671.2	100.0

Consolidated revenues by geographical regions:

	Nine Months Ended				Three Months Ended
	September 30				September 30
	2009		2008		2009		2008
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	468.3	22.1	358.6	18.5	167.5	22.9	131.8	19.6
United States	603.1	28.5	654.2	33.7	209.7	28.6	221.4	33.0
Europe	550.8	26.0	494.3	25.5	201.2	27.5	157.8	23.5
Other countries	495.5	23.4	433.3	22.3	154.1	21.0	160.2	23.9
Total	2,117.7	100.0	1,940.4	100.0	732.5	100.0	671.2	100.0